FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            .No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

July 27, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on July 26, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
July 26, 2018	605,429	2646.50	2554.00	2587.28	LSE
July 26, 2018	150,440	2652.00	2554.00	2587.09	Cboe Europe Equities (BXE)
July 26, 2018	161,404	2646.50	2554.00	2587.10	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2607181909-7225_Transaction_in_own_shares_CC.pdf

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

July 27, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on July 27, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
July 27, 2018	589,555	2610.00	2575.50	2597.33	LSE
July 27, 2018	146,493	2610.00	2576.00	2597.66	Cboe Europe Equities (BXE)
July 27, 2018	158,386	2610.00	2575.00	2597.43	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2707181739-69C2_Transaction_in_own_shares_CC.pdf

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

July 30, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on July 30, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
July 30, 2018	596,700	2616.00	2584.00	2598.86	LSE
July 30, 2018	147,100	2616.00	2584.00	2598.98	Cboe Europe Equities (BXE)
July 30, 2018	162,300	2615.00	2583.50	2599.10	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-3007181657-8EB6_2018-07-30_Transaction_in_own_shares_CC.pdf

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

July 31, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on July 31, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
July 31, 2018	565,445	2640.50	2596.00	2621.96	LSE
July 31, 2018	141,604	2640.00	2595.00	2622.16	Cboe Europe Equities (BXE)
July 31, 2018	154,958	2640.00	2595.50	2622.18	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-3107181713-0F33_2018-07-31_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 1, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 1, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 01, 2018	628,200	2626.50	2564.00	2583.32	LSE
August 01, 2018	158,500	2627.50	2564.50	2582.52	Cboe Europe Equities (BXE)
August 01, 2018	173,300	2625.50	2564.00	2582.99	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0108181700-D307_2018-08-01_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 2, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 2, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 02, 2018	702,144	2566.00	2519.00	2537.64	LSE
August 02, 2018	175,100	2565.50	2518.50	2537.38	Cboe Europe Equities (BXE)
August 02, 2018	195,100	2564.50	2519.00	2537.31	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0208181701-FA82_2018-08-01_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 3, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 3, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 03, 2018	672,679	2550.50	2528.00	2538.98	LSE
August 03, 2018	193,991	2550.00	2528.50	2538.89	Cboe Europe Equities (BXE)
August 03, 2018	177,076	2550.50	2528.00	2539.03	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0308181717-6373_2018-08-03_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 6, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 6, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 06, 2018	672,679	2550.50	2528.00	2538.98	LSE
August 06, 2018	193,991	2550.00	2528.50	2538.89	Cboe Europe Equities (BXE)
August 06, 2018	177,076	2550.50	2528.00	2539.03	Cboe Europe Equities (CXE)

These share purchases form part of the Company’s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0608181705-532D_2018-08-06_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - REPLACEMENT - Transaction in Own Shares

REPLACEMENT – Transaction in Own Shares

August 6, 2018

LONDON STOCK EXCHANGE ANNOUNCEMENT

This announcement is made in replacement of the Transaction in Own Shares announcement (Reference ID: PRNUK-0608181705-532D) released at 17:09 on August 6, 2018

In the announcement submitted to market at 17:09 on August 6, 2018 regarding a transaction in own shares, the aggregated information on “A” shares purchased was incorrectly stated. It is corrected below.

…………….

Royal Dutch Shell plc (the ‘Company’) announces that on August 6, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 06, 2018	644,300	2568.00	2535.00	2554.66	LSE
August 06, 2018	185,800	2566.50	2534.50	2554.87	Cboe Europe Equities (BXE)
August 06, 2018	170,200	2567.50	2534.50	2554.84	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0708181448-C201_2018-08-06_transaction_in_own_shares_CORRECTION_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 7, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 7, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 07, 2018	593,306	2606.50	2568.50	2590.25	LSE
August 07, 2018	156,635	2606.00	2568.50	2590.55	Cboe Europe Equities (BXE)
August 07, 2018	149,137	2606.00	2568.50	2590.58	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0708181725-2D70_2018-08-07_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 8, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 8, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 08, 2018	561,776	2626.50	2589.50	2610.90	LSE
August 08, 2018	146,610	2626.50	2591.50	2611.21	Cboe Europe Equities (BXE)
August 08, 2018	141,122	2626.00	2588.50	2611.14	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0808181746-1396_2018-08-08_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 9, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 9, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 09, 2018	636,466	2578.50	2561.50	2570.05	LSE
August 09, 2018	169,343	2577.50	2562.00	2570.02	Cboe Europe Equities (BXE)
August 09, 2018	161,900	2577.50	2563.00	2569.94	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-0908181729-8D37_2018-08-09_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 10, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 10, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 10, 2018	684,400	2552.00	2522.50	2540.65	LSE
August 10, 2018	184,500	2551.50	2522.00	2540.50	Cboe Europe Equities (BXE)
August 10, 2018	181,200	2552.00	2522.00	2540.58	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1008181739-6BED_2018-08-10_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 13, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 13, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 13, 2018	798,300	2549.00	2525.50	2533.51	LSE
August 13, 2018	188,600	2549.00	2525.50	2533.44	Cboe Europe Equities (BXE)
August 13, 2018	86,900	2549.00	2526.00	2533.51	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1308181721-8361_2018-08-13_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 14, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 14, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 14, 2018	727,100	2529.50	2499.00	2513.99	LSE
August 14, 2018	201,400	2529.00	2499.50	2513.78	Cboe Europe Equities (BXE)
August 14, 2018	193,500	2529.00	2499.00	2513.98	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1408181724-CD18_2018-08-14_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 15, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 15, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 15, 2018	772,660	2503.00	2431.50	2470.24	LSE
August 15, 2018	213,003	2502.50	2431.50	2469.75	Cboe Europe Equities (BXE)
August 15, 2018	205,187	2502.00	2431.50	2469.80	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1508181748-3DAD_2018-08-15_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 16, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 16, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 16, 2018	786,480	2487.00	2454.50	2477.71	LSE
August 16, 2018	208,917	2486.50	2454.50	2477.81	Cboe Europe Equities (BXE)
August 16, 2018	202,278	2487.00	2454.50	2477.85	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1608181720-A69E_2018-08-16_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 17, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 17, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 17, 2018	805,969	2484.00	2455.50	2469.80	LSE
August 17, 2018	193,966	2484.00	2455.50	2469.86	Cboe Europe Equities (BXE)
August 17, 2018	188,574	2484.00	2455.50	2470.05	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-1708181726-48DE_2018-08-17_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 20, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 20, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 20, 2018	791,739	2500.00	2478.00	2491.23	LSE
August 20, 2018	174,140	2500.00	2478.00	2491.31	Cboe Europe Equities (BXE)
August 20, 2018	162,771	2500.00	2479.50	2491.27	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2008181750-731D_2018-08-20_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 21, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 21, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 21, 2018	791,939	2511.50	2478.50	2497.52	LSE
August 21, 2018	159,800	2511.50	2478.50	2497.52	Cboe Europe Equities (BXE)
August 21, 2018	143,300	2512.00	2479.50	2497.64	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2108181720-C2FB_2018-08-21_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 22, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 22, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 22, 2018	738,700	2532.50	2484.00	2516.56	LSE
August 22, 2018	145,500	2532.50	2483.50	2517.06	Cboe Europe Equities (BXE)
August 22, 2018	124,700	2533.00	2484.00	2516.81	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2208181725-1165_2018-08-22_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 23, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 23, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 23, 2018	665,300	2555.50	2519.00	2543.75	LSE
August 23, 2018	131,100	2555.50	2523.00	2544.15	Cboe Europe Equities (BXE)
August 23, 2018	111,100	2555.00	2519.00	2543.95	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2308181724-971B_2018-08-23_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 24, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 24, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 24, 2018	627,592	2571.00	2542.00	2560.61	LSE
August 24, 2018	127,851	2570.50	2541.50	2560.57	Cboe Europe Equities (BXE)
August 24, 2018	101,859	2570.00	2541.50	2560.50	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2408181749-4DD2_2018-08-24_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 28, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 28, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 28, 2018	622,406	2584.50	2554.00	2566.86	LSE
August 28, 2018	126,705	2582.50	2554.50	2566.84	Cboe Europe Equities (BXE)
August 28, 2018	99,456	2584.50	2555.00	2566.69	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2808181739-AC8D_2018-08-28_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 29, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 29, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 29, 2018	658,636	2565.00	2527.00	2544.50	LSE
August 29, 2018	130,135	2564.50	2527.00	2544.46	Cboe Europe Equities (BXE)
August 29, 2018	106,186	2564.50	2527.00	2544.47	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-2908181735-0B20_2018-08-29_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 30, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 30, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 30, 2018	674,252	2553.50	2527.00	2542.31	LSE
August 30, 2018	134,967	2553.50	2527.50	2543.28	Cboe Europe Equities (BXE)
August 30, 2018	108,088	2553.50	2527.50	2541.04	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-3008181737-3CE1_2018-08-30_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

Transaction in Own Shares

August 31, 2018

Royal Dutch Shell plc (the ‘Company’) announces that on August 31, 2018 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
August 31, 2018	727,400	2546.00	2501.00	2524.64	LSE
August 31, 2018	144,850	2546.00	2501.50	2524.61	Cboe Europe Equities (BXE)
August 31, 2018	112,600	2546.00	2501.00	2524.74	Cboe Europe Equities (CXE)

These share purchases form part of the Company´s existing share buy-back programme, details of which were announced on July 26, 2018.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for the period July 26, 2018 up to and including October 25, 2018.

Any such acquisitions will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

http://content.prnewswire.com/documents/PRNUK-3108181735-0ABA_2018-08-31_transaction_in_own_shares_CC.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273 and 333-222813).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	A Clarke
Name:	A Clarke
Title:	Deputy Company Secretary

Date: September 4, 2018